November 8, 2024

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

       Re: 707 Cayman Holdings Ltd.
           Amendment No. 1 to Registration Statement on Form F-1
           Filed October 18, 2024
           File No. 333-281949
Dear Elvis Cheung:

     We have reviewed your amended registration statement and have the following comment(s).

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 30, 2024 letter.

Amendment No. 1 to Form F-1 filed October 18, 2024
Unaudited Condensed Combined and Consolidated Financial Statements Notes to Condensed Combined and Consolidated Financial Statements
Note 1 - Business Overview and Basis of Presentation
Reorganization, page F-6

1. It appears from your disclosure that on October 9, 2024, your current shareholders purchased an additional 19,200,000 ordinary shares for $19,200. Please tell us how you determined this issuance of shares should be accounted for on a retrospective basis and cite the specific authoritative literature you utilized to support your accounting treatment. It appears these shares represent an issuance to increase your
 November 8, 2024
Page 2

      outstanding equity prior to the completion of the IPO and do not appear to be related to the shares that were exchanged to complete the business combination transaction between the Company, Beta Alpha and 707IL Hong Kong.
General

2. We note your response to prior comment 3 and reissue it. In this regard, we note that the response discusses only the small portion of the Resale Shares that the Resale
      Shareholders purchased from JME on March 20, 2024, and not the much larger portion of the Resale Shares that the Resale Shareholders purchased from the company on October 9, 2024. We also note that the Resale Shares purchased on
      October 9, 2024 were purchased "for the purpose and preparation of the offering."
3. Please clarify the circumstances regarding the agreement that the Resale Shareholders
      "would be permitted to sell those [Resale Shares] in a resale prospectus," including with whom the Resale Shareholders made such an agreement and why a registration rights agreement was not entered into.
4. We note that the company engaged in private placements on October 9, 2024. Please provide an analysis as to whether such private placements are required to be integrated with the offering registered on the Form F-1 and why.
       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:   David L. Ficksman